UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Logicvision, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

54140W107

(CUSIP Number)

Ms. Eileen Casal

Vice President and General Counsel

Teradyne, Inc.

321 Harrison Avenue

Boston, MA 02118

(617) 422-3038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 54140W107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Teradyne, Inc. Tax ID #04-2272148

2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ N/A (b) ☐ N/A

3.	SEC Use Only.

4.	Source of Funds (See Instructions). N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). N/A

6.	Citizenship or Place of Organization. Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power.

        263,507 (0 shares of Common Stock and Warrants to purchase 263,507 shares of Common Stock)

  8.    Shared Voting Power.

        None

  9.    Sole Dispositive Power.

        263,507 (0 shares of Common Stock and Warrants to purchase 263,507 shares of Common Stock)

10.    Shared Dispositive Power.

        None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 263,507 shares of Common Stock (0 shares of Common Stock and Warrants to purchase 263,507 shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). N/A

13.	Percent of Class Represented by Amount in Row (11). 1.67%

14.	Type of Reporting Person (See Instructions). CO

Item 1.	Security and Issuer

(a)	Title and class of equity security to which this statement relates:

Common Stock, $.0001 par value per share (the “Common Stock”)

(b)	Name of issuer:

Logicvision, Inc. (the “Issuer”)

(c)	Principal executive office of Issuer:

101 Metro Drive, San Jose, CA 95110

Item 2.	Identity and Background

Teradyne, Inc. (“Teradyne”) is a Massachusetts corporation with its principal office and business at 321 Harrison Avenue, Boston, MA 02118. Teradyne is engaged in the manufacture and provision of services for testing and interconnecting electronics.

The attached Schedule I is a list of the directors and executive officers of Teradyne which contains the following information with respect to each such person:

(a)	Name;

(b)	Business Address;

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(d)	Citizenship.

During the last five years, neither Teradyne nor, to the best of Teradyne’s knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer: Not applicable.

Neither Teradyne, nor to the best of Teradyne’s knowledge, does any person named in Schedule I have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, Teradyne is the beneficial owner of 0 shares of Common Stock and Warrants to purchase 263,507 shares of Common Stock. The 263,507 shares of Common Stock deemed beneficially owned by Teradyne represent 1.67% of the Issuer’s issued and outstanding shares of Common Stock (based on the number of shares of Common Stock reported issued and outstanding by the Issuer on its most recent Form 10-Q filed with the Securities Exchange Commission on November 12, 2003). To the best knowledge of Teradyne, none of the individuals named in Schedule I own any shares of Common Stock of the Issuer.

(b)	Teradyne, Inc. has sole voting power and sole power to dispose the 263,507 shares of the Issuer’s Common Stock underlying the Warrants to purchase Common Stock.

(c)	Teradyne has effected the following transactions during the past sixty days in the Issuer’s Common Stock.

Purchase/Sale	Date of Purchase/Sale	Amount of Shares of Common Stock Purchased/Sold	Sale Price Per Share	Where and How Transaction Effected

Sale	10/17/03	1,000	$3.42	Open market through broker

Sale	10/20/03	20,400	$3.35	Open market through broker

Sale	10/21/03	14,900	$3.35	Open market through broker

Sale	10/22/03	9,000	$3.35	Open market through broker

Sale	10/23/03	26,200	$3.35	Open market through broker

Sale	10/24/03	32,800	$3.35	Open market through broker

Sale	10/27/03	20,000	$3.35	Open market through broker

Sale	10/28/03	15,700	$3.35	Open market through broker

Sale	10/29/03	342,800	$3.35	Open market through broker

Sale	10/30/03	41,535	$3.76	Open market through broker

(d)	Not applicable.

(e)	Teradyne ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on October 17, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Warrant to purchase shares of Series H-2 Preferred Stock of the Issuer dated August 8, 2001 (the “Warrant”). The Warrant entitles Teradyne or its permitted assigns to purchase 263,507 shares of Common Stock of the Issuer at a per share price of $4.86 and expires on May 7, 2004, subject to early termination pursuant to an “Early Termination Event,” as such term is defined in the Warrant. The form of Warrant was filed with the Securities Exchange Commission on October 19, 2001 as Exhibit 4.6 to Amendment No. 8 to the Registration Statement on Form S-1 of the Issuer (File No. 333-43654) and is hereby incorporated by reference.

Sixth Amended and Restated Registration Rights Agreement dated January 28, 2000 (the “Registration Rights Agreement”) between the Issuer and the parties named therein. The Registration Rights Agreement permits the holders of more than 33% of the Registrable Securities (as defined therein) then outstanding to request that the Issuer file a Registration Statement under the U.S. Securities Act of 1933 covering the registration of Registrable Securities, subject to the terms and conditions more fully set forth therein. The Warrant and shares of Common Stock issuable thereunder constitute Registrable Securities under the Registration Rights Agreement. The Registration Rights Agreement was filed with the Securities Exchange Commission on August 11, 2001 as Exhibit 10.4 to the Registration Statement on Form S-1 of the Issuer (File No. 333-43654) and is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

The form of warrant that was filed with the Securities and Exchange Commission on October 19, 2001 as Exhibit 4.6 to Amendment No. 8 to the Registration Statement on Form S-1 of the Issuer (File No. 333-43654) is hereby incorporated by reference.

The Registration Rights Agreement that was filed with the Securities and Exchange commission on August 11, 2002 as Exhibit 10.4 to the Registration Statement on Form S-1 of the Issuer (File No. 333-43654) is hereby incorporated by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2003

TERADYNE, INC.

By:	/s/ Gregory Beecher

Gregory Beecher, Vice President, CFO and Treasurer

SCHEDULE I

Name, business address and present principal occupation or employment of the directors and executive officers of Teradyne, Inc.

The business address of each director and executive officer is c/o Teradyne, Inc., 321 Harrison Avenue, Boston, MA 02118

Name	Principal Occupation	Citizenship

George W. Chamillard	Chairman of the Board of Directors, Chief Executive Officer of Teradyne, Inc.	United States of America

James W. Bagley	Chairman of the Board of Directors and Chief Executive Officer of Lam Research Corporation; Director, Micron Technology, Inc.; Director, Wind River Systems, Inc.	United States of America

Albert Carnesale	Chancellor, University of California, Los Angeles, California	United States of America

John P. Mulroney	Executive Director of the Opera Company of Philadelphia; Director, Aluminum Company of America	United States of America

Vincent M. O’Reilly	Distinguished Senior Lecturer, Caroll Graduate School of Management of Boston College; Director, Neiman Marcus Group, Inc.; Eaton Vance Corp.	United States of America

Roy A. Vallee	Chairman of the Board of Directors and Chief Executive Officer of Avnet, Inc.	United States of America

Patricia S. Wolpert	Director of Teradyne, Inc.	United States of America

Michael A. Bradley	President of Teradyne, Inc.	United States of America

Edward Rogas, Jr.	Senior Vice President of Teradyne, Inc.	United States of America

John M. Casey	President, Circuit Board Test and Inspection Division of Teradyne, Inc.	United States of America

Gregory R. Beecher	Vice President, Chief Financial Officer and Treasurer of Teradyne, Inc.	United States of America

Richard E. Schneider	President, Connection Systems Division of Teradyne, Inc.	United States of America

Mark E. Jagiela	President, Semiconductor Test Division of Teradyne, Inc.	United States of America

Richard G. MacDonald	Corporate Controller of Teradyne, Inc.	United States of America

Eileen Casal	Vice President, General Counsel and Clerk of Teradyne, Inc.	United States of America